

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 8, 2020

Thomas B. Heacock
Chief Financial Officer
The Buckle, Inc.
2407 West 24th Street
Kearney, Nebraska 68845

> **Re: The Buckle, Inc.**
> **Form 10-Q for the Fiscal Quarter Ended November 2, 2019**
> **Filed December 12, 2019**
> **File No. 001-12951**

Dear Mr. Heacock:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services